SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
December 2012

Commission File Number:   333-13944

MAHANAGAR TELEPHONE NIGAM LIMITED
 (Name of Registrant)

Mahanagar Doorsanchar Sadan, 5th floor, 9, CGO Complex, Lodhi Road
New Delhi 110003, India
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  *                                 No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Mahanagar Telephone Nigam Limited (MTNL)

TABLE OF CONTENTS
Exhibit

99.1           Press Release re Mahanagar Telephone Nigam Limited to Apply for Voluntary Delisting from New York Stock Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    Mahanagar Telephone Nigam Limited
             (Registrant)

                By: /s/ S. R. Sayal
                Name: S. R. Sayal
                Title: Company Secretary

Date:   December 11, 2012